

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

<u>Via E-mail</u>
Mr. Soren Holmstrom Degn
Chief Financial Officer
LiqTech International, Inc.
Industriparken 22C
2750 Ballerup, Denmark

> **Re: LiqTech International, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2011**
> **File No. 333-178837**

Dear Mr. Degn:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Before the registration statement's effectiveness, arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has completed its review and has no additional concerns about the placement agent arrangements. Alternatively, provide us a copy of the confirmation letter that you receive from FINRA.

Registration Statement's Facing Page

2. Although it appears that the securities being registered are to be offered on a delayed or continuous basis under Rule 415, the applicable box was not checked. Please revise.

Prospectus' Cover Page

3. Please include the number of shares being offered because the principal amount of securities to be offered is not price-related information or a term of the security dependent upon the offering date, and therefore such amount cannot be omitted from the registration statement in reliance on Rule 430A(a). Please see Question 227.02 in the Securities Act section of the Division of Corporation Finance's Compliance and Disclosure Interpretations on the Commission's website.

Risk Factors, page 10

4. We note the statement "Risks and uncertainties in addition to those we describe below…may also harm our business and operations." Since LiqTech International, Inc. or LiqTech is required to disclose all risks that it believes are material at this time, please delete the statement.

Factors and Trends Affecting Our Performance, page 24

5. Disclosure indicates that the demand for DPFs and SiC Filters in North America has been increasing due to new governmental mandates and that LiqTech expects this trend to continue in the near term. Clarify what period of time the phrase "near term" encompasses, and indicate whether LiqTech expects the same level of demand to continue during that period of time. We note the disclosure that LiqTech's net sales for the three months ended September 30, 2011 compared to the same period in 2010 increased 62.3% and that LiqTech's net income for the three months ended September 30, 2011 compared to the same period in 2010 increased 497.0%.

Summary Compensation Table, page 46

6. Provide compensation data for the fiscal year ended December 31, 2011. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Appendix A and Appendix B

7. Confirm that the materials were not used before the registration statement's filing to solicit interest in the offering.

Undertakings, page II-2

8. Provide the undertaking required by Item 512(h) of Regulation S-K.

9. Since the undertakings under (4)(i) and (6) are inapplicable to this offering, please delete.

Signatures

10. LiqTech's principal accounting officer or controller also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Exhibit 5.1

11. We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the legality opinion before requesting acceleration of the registration statement's effectiveness. Note that an executed legality opinion is required as an exhibit before the registration statement's effectiveness.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
        Kenneth Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017